Kathleen A. McGah, Esq. Vice President PHL Variable Insurance Company One American Row, Hartford, CT 06102 (860) 403-6625

December 6, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-164778

Members of the Commission:

The Company filed the above captioned Registration Statement on Form S-1 as a pre-effective amendment under the Securities Act of 1933. The staff of the Securities and Exchange Commission (the “Staff”) has requested that the Company acknowledge and agree, and Company does acknowledge and agree that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter, and please call me if you have any questions.

Sincerely,

/s/Kathleen A. McGah
Kathleen A. McGah
Vice President